5701 E Hillsborough Ave

Suite 1417

Tampa, FL 33610

October 8, 2021

Via EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn:	Franklin Wyman
Al Pavot
Tim Buchmiller
Joe McCann

Re:	Marpai, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed September 27, 2021 File No. 333-258029

Dear Messrs. Wyman, Pavot, Buchmiller, and McCann:

On behalf of Marpai, Inc. (the “Company”), we are hereby responding to the letter dated October 1, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-1, filed on September 27, 2021 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company has filed herewith its Amendment No. 4 to the Registration Statement (the “Amendment”) with the Commission today. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in Amendment.

Amendment No. 3 to Form S-1 filed September 27, 2021

Marpai Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Note 17--Subsequent Events from August 26, 2021 to September 22, 2021, page F-30

1.	On September 2, 2021, you effected a forward split at a ratio of 4.555821-for-1. Please explain your basis for not retroactively adjusting all share and per share amounts in the historical financial statements for Marpai Inc. and Subsidiaries. Refer us to the technical guidance upon which you relied.

Response: The Company acknowledges the Staff’s comment, and has adjusted all share and per share amounts in the historical financial statements for Marpai Inc. and Subsidiaries of the Amendment accordingly.

www.marpaihealth.com

Continental Benefits LLC and Subsidiary

Consolidated Statements of Operations, page F-54

2.	We note that you revised your presentation of Cost of Revenue in response to our prior comment to clarify that it was exclusive of depreciation and amortization which is separately presented. Your continued presentation of Gross Profit, however, does not appear to comply with SAB Topic 11B. In this regard, depreciation, depletion and amortization should not be positioned in a manner which results in reporting a figure for income before depreciation. Please revise your presentation accordingly in the Consolidated Statement of Operations for Continental Benefits for both the quarters ended March 31, 2021 and 2020 and the years ended December 31, 2020 and 2019. Please make applicable changes throughout your filing as necessary.

Response: The Company acknowledges the Staff’s comment, and has revised the Consolidated Statement of Operations for Continental Benefits in the Amendment, for the quarters ended March 31, 2021 and 2020 and the years ended December 31, 2020 and 2019. The Company also made applicable revisions throughout the Amendment accordingly.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at (646) 303-3483 or egonzalez@marpaihealth.com, or our legal counsel Angela Dowd at (212) 407-4097 or Jane Tam at (202) 524-8470. Thank you for your time and attention to this filing.

Sincerely,

/s/ Edmundo Gonzalez
Edmundo Gonzalez
Chief Executive Officer
Marpai, Inc.

cc:	Angela Dowd, Esq.

www.marpaihealth.com